FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ 47.508.411/0001-56

NIRE 35.300.089.901

Synthetic map of the remote voting procedure for the Extraordinary General Shareholders’ Meeting to be held on May 31, 2022

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Companhia”), pursuant to Article 45, §2nd, of CVM Resolution No. 81, of March 29, 2022, announces to its shareholders and the market in general that it received from the bookkeeping agent, Itaú Corretora de Valores S.A. (“Itaú”), the synthetic map of the consolidated remote voting procedure with voting instructions sent by shareholders to the custody agent, central securities depository and Itaú for each item on the distance voting form, including the resolutions submitted to the Extraordinary General Shareholders’ Meeting to be held on May 31, 2022. The information contained in the synthetic map is attached hereto.

São Paulo, May 27, 2022.

Guillaume Marie Didier Gras

Vice President of Finance and Investor Relations Officer

SCHEDULE

Summary of Distance Voting

Extraordinary General Shareholders’ Meeting (“ESM”) – 05/31/2022 at 3.00 pm

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Ratify the hiring of Magalhães Andrade S/S Auditores Independentes, registered before the Regional Accounting Council of the State of São Paulo, under No. 2SP000233/O-3 and before the CNPJ/MF under the No. 62.657.242/0001-00, headquartered in the city of São Paulo, state of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1.893, 6th floor, set 61/62, Jardim Paulistano, CEP 01451-001 (“Magalhães Andrade”), as the specialized company for preparing the appraisal report of the net equity of SCB Distribuição e Comércio Varejista de Alimentos Ltda., wholly owned limited liability company, headquartered at the city of São Paulo, state of São Paulo, at Rua Manuel da Nóbrega, No. 948, Paraíso District, Postal Code 04001-003, enrolled before the CNPJ/ME under the No. 30.197.161/0001-88 (“SCB”) as of the base date of March 31st, 2022, that shall be merged into the Company (“Merger Appraisal Report”).	Approve	30,108,186
		Reject	-
		Abstain	-
2	Approve the Merger Appraisal Report.	Approve	30,108,186
		Reject	-
		Abstain	-
3	Approve the merger into the Company of its subsidiary, SCB, in the terms and conditions described in the “Merger Protocol and Justification of SCB”, executed by the management of the Company and SCB.	Approve	30,108,186
		Reject	-
		Abstain	-

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 27, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.